As Filed with the Securities and Exchange Commission on March 5, 2003

File No. 333-100527

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST EFFECTIVE AMENDMENT No. 1

FILED PURSUANT TO RULE 462(d) TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GENERAL ELECTRIC CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	13-1500700
(State of incorporation)	(I.R.S. Employer Identification Number)

260 LONG RIDGE ROAD

STAMFORD, CONNECTICUT 06927

(203) 357-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ALAN M. GREEN

ASSOCIATE GENERAL COUNSEL

260 LONG RIDGE ROAD

STAMFORD, CONNECTICUT 06927

(203) 357-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

From time to time after the effective date of this Post-Effective Amendment to the Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statements numbers of the earlier effective registration statements for the same offering. ☒ No. 333-100527

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (No. 333-100527) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

POST-EFFECTIVE AMENDMENT No. 1

(FILE No. 333-100527)

ITEM 16.    EXHIBITS.

Exhibit Number	Description

1(e)	Amendment No. 1, dated as of November 22, 2002, to the Second Amended and Restated U.S. Distribution Agreement dated as of April 16, 2002 among the Corporation and the Dealers party thereto.

1(f)	Selling Agent Agreement dated as of November 22, 2002 between the Corporation and the Agents party thereto.

3(i)	Certificate of Amendments to the Corporation’s Certificate of Incorporation filed on August 7, 2002 and January 27, 2003, respectively with the Office of the Secretary of State, State of Delaware.

3(ii)	By-Laws of the Corporation as amended on September 19, 2002.

4(cc)

Third Supplemental Indenture dated as of November 22, 2002, supplemental to the Third Amended and Restated Indenture between the Corporation and JPMorgan Chase Bank, as successor trustee, dated as of February 27, 1997.

4(dd)	Form of GE Capital Internote.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, General Electric Capital Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement (No. 333-100527) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on the 5th day of March, 2003.

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ KATHRYN A. CASSIDY
(Kathryn A. Cassidy, Senior Vice President Corporate Treasury and Global Funding Operation)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement (No. 333-100527) has been signed below by the following persons in the capacities and on the date indicated.

*Dennis D. Dammerman
Dennis D. Dammerman Chairman and Director (Principal Executive Officer)

*James A. Parke	*Joan C. Amble
James A. Parke Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	Joan C. Amble Vice President and Controller (Principle Accounting Officer)

/s/ KATHRYN A. CASSIDY
Kathryn A. Cassidy Senior Vice President — Corporate Treasury and Global Funding Operation

*David L. Calhoun	*James A. Colica
David L. Calhoun Director	James A. Colica Director

*Michael D. Fraizer	*Arthur A. Harper
Michael D. Fraizer	Arthur A. Harper

*Benjamin W. Heineman, Jr.	*Jeffrey R. Immelt
Benjamin W. Heineman, Jr. Director	Jeffrey R. Immelt Director

*Robert Jeffe	*John H. Myers
Robert Jeffe Director	John H. Myers Director

*Michael A. Neal	*David R. Nissen
Michael A. Neal Director	David R. Nissen Director

*Ronald R. Pressman	*John M. Samuels
Ronald R. Pressman Director	John M. Samuels Director

*Keith S. Sherin	*Robert C. Wright
Keith S. Sherin Director	Robert C. Wright Director

*By: /s/ Kathryn A. Cassidy	Attorney–in–fact
(Kathryn A. Cassidy)	March 5, 2003